February 6, 2013	Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637 Main Tel (312) 782-0600 Main Fax (312) 701-7711 www.mayerbrown.com

Via U.S. Mail and Email

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Rolaine Bancroft
Michelle Stasny

Re:	Volkswagen Auto Lease/Loan Underwritten Funding, LLC
VW Credit Leasing, Ltd.
Amendment No. 1 to Registration Statement on Form S-3
Filed January 18, 2013
File No. 333-185282 and 333-185282-01

On behalf of Volkswagen Auto Lease/Loan Underwritten Funding, LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated February 4, 2013 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 2 to the captioned Registration Statement on Form S-3.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in italics. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-3

General

1.	We note your response to comment 8 of our letter dated January 2, 2013. With your next amendment, please file a legal opinion with respect to the issuance of the SUBI. Please also confirm that you will file an unqualified legal opinion at the time of each takedown with respect to the SUBI.

Response

We have filed a legal opinion of Richards, Layton & Finger, P.A. with respect to the issuance of the SUBI with Amendment No. 2 to the captioned Registration Statement on Form S-3. In addition, we confirm that we will file an unqualified legal opinion at the time of each takedown with respect to the SUBI.

Prospectus Supplement Related to the Offering of Notes Backed by Auto Loans

Forward-Looking Statements, page S-83

2.	We note your response to comment 13 and reissue. Please delete your disclosure regarding forward-looking statements.

Response

We have deleted the disclosure regarding forward-looking statements in each base prospectus and each prospectus supplement. These revisions appear on page 59 of the base prospectus for auto loans, page 63 of the base prospectus for auto leases, page S-81 of the prospectus supplement for auto loans and page S-89 of the prospectus supplement for auto leases.

* * * * *

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Stuart Litwin, at (312) 701-7373, or Angela Ulum at (312) 701-7776. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Stuart M. Litwin

Stuart M. Litwin

cc:	Kevin McDonald, Esq.